[Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25,  Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 3

Filing Date of the Document to be Corrected          January 6, 2003

Effective Date of Reporting Duty of the Document     December 24, 2002
to be Corrected



Matters Regarding Issuing Company

   Name of Issuing Company              Aisin Seiki Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7259
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Asahimachi 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter

--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
I. Matters Regarding Submitter          2                                     3
 1. Issuing Company
    Total number of submitter and
    joint holders

--------------------------------------- ------------------------------------- -------------------------------------

III. Summary List Regarding             2                                     3
     Submitter and Joint Holders
     Total number of submitter and
     joint holders

--------------------------------------- ------------------------------------- -------------------------------------

III. Summary List Regarding             -                                     Add "Horie Metal Co.,Ltd."
     Submitter and Joint Holders
  1. Submitter and joint holders

--------------------------------------- ------------------------------------- -------------------------------------

III. Summary List Regarding             Shares (shares): 65,586,300           Shares (shares):  65,611,980
     Submitter and Joint Holders        Number of Shares, Etc. Held           Number of Shares, Etc. Held
  2. Breakdown of stock, etc. held by   (Total): 70,324,975                   (Total): 70,350,655
     the submitter and the joint        Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
     holders                            the Above-stated Submitter: 23.92%    the Above-stated Submitter: 23.93%

--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 4

Filing Date of the Document to be Corrected          June 6, 2003

Effective Date of Reporting Duty of the Document     May 30, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Aisin Seiki Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7259
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Asahimachi 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter

--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 I. Matters Regarding Submitter          5                                     6
 1. Issuing Company
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
 III. Summary List Regarding             5                                     6
      Submitter and Joint Holders
      Total number of submitter and
      joint holders
--------------------------------------- ------------------------------------- -------------------------------------
 III. Summary List Regarding             -                                     Add "Horie Metal Co.,Ltd."
      Submitter and Joint Holders
   1. Submitter and joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding              Shares (shares): 72,206,789           Shares (shares):  72,232,469
     Submitter and Joint Holders         Number of Shares, Etc. Held           Number of Shares, Etc. Held
  2. Breakdown of stock, etc. held by    (Total): 76,945,464                   (Total): 76,971,144
     the submitter and the joint         Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
     holders                             the Above-stated Submitter: 26.17%    the Above-stated Submitter: 26.18%
--------------------------------------- ------------------------------------- -------------------------------------


Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities
                                                     and Exchange Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 5

Filing Date of the Document to be Corrected          November 7, 2003

Effective Date of Reporting Duty of the Document     October 31, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Aisin Seiki Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7259
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Asahimachi 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
Cover page                              4                                     5
Total Number of Submitter and Joint
Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter   -                                      Add "Horie Metal Co.,Ltd."
    and Joint Holders
  1. Submitter and Joint Holders
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Shares (shares): 65,861,998           Shares (shares): 65,887,678
    and Joint Holders                   Number of Shares, Etc. Held           Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held          (Total): 70,600,673                   (Total): 70,626,353
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
    and Joint Holders                   the Above-stated Submitter (%):       the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held     24.02                                 24.03
--------------------------------------- ------------------------------------- -------------------------------------


Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25,  Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 6

Filing Date of the Document to be Corrected          January 20, 2004

Effective Date of Reporting Duty of the Document     January 13, 2004
to be Corrected


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
   Name of Issuing Company              Aisin Seiki Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7259
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Asahimachi 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter

--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
Cover page                               4                                     5
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     -                                     Add "Horie Metal Co.,Ltd."
    and Joint Holders
 1. Submitter and Joint Holders
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Shares (shares): 65,861,998           Shares (shares): 65,887,678
    and Joint Holders                    Number of Shares, Etc. Held           Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held           (Total): 65,861,998                   (Total): 65,887,678
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
    and Joint Holders                    the Above-stated Submitter (%):       the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held      22.77                                 22.78
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 5

Filing Date of the Document to be Corrected          June 5, 2003

Effective Date of Reporting Duty of the Document     May 30, 2003
to be Corrected


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7221
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              100, Kaneyama, Ichirisato-cho, Kariya
                                        City, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter

--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("Kyoho Machine Works, Ltd." and "Toyota Hokkaido Parts Distributor Co., Ltd."), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 I. Matters Regarding Submitter          4                                     6
  1. Issuing Company
     Total number of submitter and
     joint holders
--------------------------------------- ------------------------------------- -------------------------------------
 III.Summary List Regarding              4                                     6
     Submitter and Joint Holders
     Total number of submitter and
     joint holders
--------------------------------------- ------------------------------------- -------------------------------------
 III.Summary List Regarding              -                                     Add "Kyoho Machine Works, Ltd." and
     Submitter and Joint Holders                                               "Toyota Hokkaido Parts Distributor
  1. Submitter and joint holders                                               Co., Ltd."
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding              Shares (shares): 43,664,139           Shares (shares):  43,682,715
     Submitter and Joint Holders         Number of Shares, Etc. Held           Number of Shares, Etc. Held
  2. Breakdown of stock, etc. held by    (Total): 43,664,139                   (Total): 43,682,715
     the submitter and the joint         Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
     holders                             the Above-Stated Submitter: 50.63%    the Above-stated Submitter: 50.65%
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 6

Filing Date of the Document to be Corrected          November 7, 2003

Effective Date of Reporting Duty of the Document     October 31, 2003
to be Corrected


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7221
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              100, Kaneyama, Ichirisato-cho, Kariya
                                        City, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("Kyoho Machine Works, Ltd". and "Toyota Hokkaido Parts Distributor Co., Ltd".), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                             3                                      5
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    -                                      Add "Kyoho Machine Works, Ltd." and
    and Joint Holders                                                          "Toyota Hokkaido Parts Distributor
 1. Submitter and Joint Holders                                                Co., Ltd."
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Shares (shares): 43,253,748            Shares (shares): 43,272,324
    and Joint Holders                   Number of Shares, Etc. Held            Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held          (Total): 43,253,748                   (Total): 43,272,324
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Percentage of Shares, Etc. Held by     Percentage of Shares, Etc. Held by
    and Joint Holders                   the Above-stated Submitter (%):        the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held     50.15                                  50.18
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 7

Filing Date of the Document to be Corrected          September 6, 2001

Effective Date of Reporting Duty of the Document     August 31, 2001
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyoda Gosei Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7282
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Nagahata, Ochiai, Haruhi-cho,
                                        Nishikasugai-gun, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("ARACO Corporation"), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 I. Matters Regarding Submitter         3                                      4
  1. Issuing Company
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              3                                      4
    Submitter and Joint Holders
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              -                                      Add "ARACO Corporation"
    Submitter and Joint Holders
 1. Submitter and joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              Shares (shares): 51,813,396            Shares (shares):  51,828,064
    Submitter and Joint Holders         Number of Shares, Etc. Held            Number of Shares, Etc. Held
 2. Breakdown of stock, etc. held by    (Total): 55,547,450                    (Total): 55,562,118
    the submitter and the joint holders Percentage of Shares, Etc. Held by     Percentage of Shares, Etc. Held by
                                        the Above-stated Submitter: 43.57%     the Above-stated Submitter: 43.58%
--------------------------------------- ------------------------------------- -------------------------------------


Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 8

Filing Date of the Document to be Corrected          June 6, 2003

Effective Date of Reporting Duty of the Document     May 30, 2003
to be Corrected


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
   Name of Issuing Company              Toyoda Gosei Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7282
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Nagahata, Ochiai, Haruhi-cho,
                                        Nishikasugai-gun, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("ARACO Corporation" and "Horie Metal Co.,Ltd."), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                   Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 I. Matters Regarding Submitter         7                                      9
  1. Issuing Company
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              7                                      9
    Submitter and Joint Holders
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              -                                      Add "ARACO Corporation" and
    Submitter and Joint Holders                                                "Horie Metal Co.,Ltd."
 1. Submitter and joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III.Summary List Regarding              Shares (shares): 52,459,345            Shares (shares):  52,490,013
    Submitter and Joint Holders         Number of Shares, Etc. Held            Number of Shares, Etc. Held
 2. Breakdown of stock, etc. held by    (Total): 56,193,399                    (Total): 56,224,067
    the submitter and the joint holders Percentage of Shares, Etc. Held by     Percentage of Shares, Etc. Held by
                                        the Above-stated Submitter: 43.94%     the Above-stated Submitter: 43.96%
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 9

Filing Date of the Document to be Corrected          November 7, 2003

Effective Date of Reporting Duty of the Document     October 31, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyoda Gosei Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7282
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Nagahata, Ochiai, Haruhi-cho,
                                        Nishikasugai-gun, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("ARACO Corporation" and "Horie Metal Co.,Ltd."), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                              6                                     8
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     -                                     Add "ARACO Corporation" and "Horie
    and Joint Holders                                                          Metal Co.,Ltd."
 1. Submitter and Joint Holders
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Shares (shares): 51,918,976           Shares (shares): 51,949,644
    and Joint Holders                    Number of Shares, Etc. Held:          Number of Shares, Etc. Held:
(1) Number of Stock, Etc. Held           55,653,030                            55,683,698
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
    and Joint Holders                    the Above-stated Submitter (%):       the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held      43.52                                 43.54
--------------------------------------- ------------------------------------- -------------------------------------


Information regarding the additional joint holder (II. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 10

Filing Date of the Document to be Corrected          March 23, 2004

Effective Date of Reporting Duty of the Document     March 16, 2004
to be Corrected



Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyoda Gosei Co., Ltd.
--------------------------------------------------------------------------------
   Company Code                         7282
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Nagahata, Ochiai, Haruhi-cho,
                                        Nishikasugai-gun, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders ("ARACO Corporation" and "Horie Metal Co.,Ltd.", the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                              6                                     8
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     -                                     Add "ARACO Corporation" and "Horie
    and Joint Holders                                                          Metal Co.,Ltd."
 1. Submitter and Joint Holders
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Shares (shares): 55,653,030           Shares (shares): 55,683,698
    and Joint Holders                    Number of Shares, Etc. Held           Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held           (Total): 55,653,030                   (Total): 55,683,698
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
    and Joint Holders                    the Above-stated Submitter (%):       the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held      44.82                                 44.85
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (II. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 7

Filing Date of the Document to be Corrected          February 28, 2003

Effective  Date of Reporting  Duty of the Document   February 24, 2003
to be Corrected



Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Industries Corporation
--------------------------------------------------------------------------------
   Company Code                         6201
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Toyoda-cho 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Toyota Central Research and Development Laboratories, Incorporated), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
I. Matters Regarding Submitter           1                                     2
 1. Issuing Company
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
I. Matters Regarding Submitter           2. Others                             1. Jointly
1. Issuing Company
   Submitting method
--------------------------------------- ------------------------------------- -------------------------------------


Information regarding the additional joint holder (I. Matters Regarding Submitter and III. Summary List Regarding Submitter and Joint Holders, see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 8

Filing Date of the Document to be Corrected          June 6, 2003

Effective Date of Reporting Duty of the Document     May 30, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Industries Corporation
--------------------------------------------------------------------------------
   Company Code                         6201
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Toyoda-cho 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Toyota Central Research and Development Laboratories, Incorporated), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
I.  Matters Regarding Submitter           4                                     5
 1. Issuing Company
    Total number of submitter and
    joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding               4                                     5
     Submitter and Joint Holders
     Total number of submitter and
     joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding               -                                     Add "Toyota Central Research and
     Submitter and Joint Holders                                                Development Laboratories,
  1. Submitter and joint holders                                                Incorporated"
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding               Shares (shares): 80,731,138           Shares (shares): 80,750,802
     Submitter and Joint Holders          Number of Shares, Etc. Held           Number of Shares, Etc. Held
  2. Breakdown of stock, etc. held by     (Total): 90,862,696                   (Total): 90,882,360
     the submitter and the joint holders  Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
                                          the Above-stated Submitter: 28.09%    the Above-stated Submitter: 28.10%
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter, see attachment) is added.

                              [Excerpt Translation]



Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 9

Filing Date of the Document to be Corrected          October 3, 2003

Effective Date of Reporting Duty of the Document     September 25, 2003
to be Corrected


Matters Regarding Issuing Company

--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Industries Corporation
--------------------------------------------------------------------------------
   Company Code                         6201
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Toyoda-cho 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Toyota Central Research and Development Laboratories, Incorporated), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                              4                                     5
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     -                                     Add "Toyota Central Research and
    and Joint Holders                                                          Development Laboratories,
 1. Submitter and Joint Holders                                                Incorporated"
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Shares (shares): 85,015,628            Shares (shares): 85,035,292
    and Joint Holders                   Number of Shares, Etc Held             Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held          (Total).: 85,015,628                   (Total): 85,035,292
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Percentage of Shares, Etc. Held by     Percentage of Shares, Etc. Held by
    and Joint Holders                   the Above-stated Submitter(%): 26.09   the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held                                            26.10
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (II. Matters Regarding Submitter, see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 10

Filing Date of the Document to be Corrected          November 7, 2003

Effective Date of Reporting Duty of the Document     October 31, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Industries Corporation
--------------------------------------------------------------------------------
   Company Code                         6201
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya,
--------------------------------------------------------------------------------
   Location of Head Office              1, Toyoda-cho 2-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City,
   Office                               Aichi Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Toyota Central Research and Development Laboratories, Incorporated), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                      After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                             3                                      4
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    -                                      Add "Toyota Central Research and
    and Joint Holders                                                          Development Laboratories,
 1. Submitter and Joint Holders                                                Incorporated"
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Shares (shares): 77,318,254            Shares (shares): 77,337,918
    and Joint Holders                   Number of Shares, Etc. Held            Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held          (Total): 77,318,254                    (Total): 77,337,918
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter    Percentage of Shares, Etc. Held by     Percentage of Shares, Etc. Held by
    and Joint Holders                   the Above-stated Submitter (%):        the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held     23.73                                  23.73 (No change)

--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (II. Matters Regarding Submitter, see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 8

Filing Date of the Document to be Corrected          June 6, 2003

Effective Date of Reporting Duty of the Document     May 30, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Tsusho Corporation
--------------------------------------------------------------------------------
   Company Code                         8015
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
--------------------------------------------------------------------------------
   Location of Head Office              9-8, Meieki 4-chome, Nakamura-ku, Nagoya
                                        City, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:

--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
I.   Matters Regarding Submitter         9                                     10
  1. Issuing Company
     Total number of submitter and
     joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding              9                                     10
     Submitter and Joint Holders
     Total number of submitter and
     joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding              -                                     Add "Horie Metal Co.,Ltd."
     Submitter and Joint Holders
  1. Submitter and joint holders
--------------------------------------- ------------------------------------- -------------------------------------
III. Summary List Regarding              Shares (shares): 69,235,737           Shares (shares): 69,261,204
     Submitter and Joint Holders         Number of Shares, Etc. Held           Number of Shares, Etc. Held
  2. Breakdown of stock, etc. held by    (Total): 69,235,737                   (Total): 69,261,204
     the submitter and the joint         Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
     holders                             the Above-stated Submitter: 24.48%    the Above-stated Submitter: 24.49%
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.

                              [Excerpt Translation]


Filing Document:                                     Correction Report

Based on:                                            Article 27-25, Paragraph 4 of the Securities and Exchange
                                                     Law

Filed with:                                          Director of Tokai Local Finance Bureau

Name:                                                Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office:                  1 Toyota-cho, Toyota City, Aichi Prefecture

Filing Date:                                         September 6, 2004

Document to be Corrected                             Report on Amendment No. 9

Filing Date of the Document to be Corrected          November 7, 2003

Effective Date of Reporting Duty of the Document     October 31, 2003
to be Corrected


Matters Regarding Issuing Company


--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Tsusho Corporation
--------------------------------------------------------------------------------
   Company Code                         8015
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
--------------------------------------------------------------------------------
   Location of Head Office              9-8, Meieki 4-chome, Nakamura-ku, Nagoya
                                        City, Aichi Prefecture
--------------------------------------------------------------------------------


Matters Regarding Submitter


--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of Financial
   Person in Charge                     Reporting Department, Accounting
                                        Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

Matters to be Amended

     Due to an addition to the joint holders (Horie Metal Co., Ltd.), the following matters are amended:


--------------------------------------- ------------------------------------- -------------------------------------
                                                  Before amendment                       After amendment
--------------------------------------- ------------------------------------- -------------------------------------
 Cover page                              8                                     9
 Total Number of Submitter and Joint
 Holders (persons)
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     -                                     Add "Horie Metal Co.,Ltd."
    and Joint Holders
 1. Submitter and Joint Holders
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Shares (shares): 66,042,305           Shares (shares): 66,067,772
    and Joint Holders                    Number of Shares, Etc. Held           Number of Shares, Etc. Held
(1) Number of Stock, Etc. Held          (Total): 66,042,305                   (Total): 66,067,772
--------------------------------------- ------------------------------------- -------------------------------------
IV. Summary List Regarding Submitter     Percentage of Shares, Etc. Held by    Percentage of Shares, Etc. Held by
    and Joint Holders                    the Above-stated Submitter (%):       the Above-stated Submitter (%):
(2) Percentage of Shares, Etc. Held      23.35                                 23.36
--------------------------------------- ------------------------------------- -------------------------------------

Information regarding the additional joint holder (I. Matters Regarding Submitter; see attachment) is added.